FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 REPORT OF FOREIGN ISSUER

 Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2020

 UNILEVER N.V.
(Translation of registrant's name into English)

WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER N.V.

/S/ R SOTAMAA BY R SOTAMAA CHIEF LEGAL OFFICER AND GROUP SECRETARY

Date: 23 April 2020

                                         EXHIBIT INDEX
                                         ------------------------

EXHIBIT NUMBER	EXHIBIT DESCRIPTION
99	Notice to Euronext, Amsterdam dated 23 April 2020
1st Quarter 2020 Trading Statement

Exhibit 99

UNILEVER TRADING STATEMENT FIRST QUARTER 2020

Performance highlights

Underlying performance		GAAP measures
	vs 2019			vs 2019

Underlying sales growth (USG)	0.0%	Turnover	€12.4bn	0.2%
Quarterly dividend payable in June 2020		€0.4104 per share
 ●
Underlying sales were flat with volume growth of 0.2% and negative price of 0.2%
 ●
Developed markets underlying sales growth was 2.8% and emerging markets declined 1.8%
  ●
Turnover increased 0.2% including a positive impact of 0.6% from acquisitions net of disposals and negative impact of 0.4% from currency
●
Quarterly dividend maintained at €0.4104 per share

Alan Jope: Chief Executive Officer statement

"Covid-19 is having an unprecedented impact on people and economies worldwide. Unilever has moved at speed to support our multiple stakeholders and maintain our operations through the crisis, and prepare for growth in a new normal. We have structured our immediate response into five areas: supporting our people; protecting supply; serving demand; contributing to society; and maintaining our financial strength.

Our people are our priority and we moved quickly to ensure the safety of our workforce as well as to protect incomes and jobs. We are now focused on redeploying people to those parts of the business that are seeing high demand.

We have been able to maintain the supply of product and we are keeping our factories running through the many unpredictable challenges in local operating environments across our value chain. We are also opening up new capacity where it is most needed, such as in hand hygiene and food.

Demand patterns are changing. As the crisis hits countries around the world, we see upswings in sales of hygiene and in-home food products, combined with some household stocking, and near cessation of out of home consumption which is particularly affecting our food service and ice cream business. We are adapting to new demand patterns and are preparing for lasting changes in consumer behaviour, in each country, as we move out of the crisis and into recovery.

The crisis highlights the importance of our commitment to use our scale and brands as a force for good in society, throughout the pandemic and beyond. We are supporting communities through donations and partnerships, while our Lifebuoy and Domestos brands are leading the way on hygiene education programmes.

We take these actions in the knowledge that we enter the crisis with a strong balance sheet and cash position. We are systematically reviewing all areas of cash generation and usage and re-evaluating all costs in the light of the current circumstances, so that we can continue to invest in our brands and reallocate funds towards the best opportunities.

We will continue to adapt throughout this crisis. However, the unknown severity and duration of the pandemic, as well as the containment measures that may be adopted in each country, mean that we cannot reliably assess the impact across our markets and our business. We are therefore withdrawing our previous growth and margin outlook for 2020.

Our portfolio, our financial stability and the quality of our leadership teams around the world mean that Unilever is well-positioned during this crisis and for the changing world that will come afterwards. The fundamental drivers of growth continue to be the key principles driving our execution as we remain focused on delivering superior long-term financial performance through our sustainable business model."

23 April 2020

FIRST QUARTER OPERATIONAL REVIEW: DIVISIONS

	First Quarter 2020
(unaudited)	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever	12.4	0.0	0.2	(0.2)
Beauty & Personal Care	5.3	0.3	0.7	(0.5)
Home Care	2.7	2.4	2.6	(0.2)
Foods & Refreshment	4.4	(1.7)	(1.8)	0.1

Our markets: The spread of Covid-19 has led to extensive changes in the operating environment in our markets. The lock-downs and restrictions that have been implemented in many countries have varied in severity, but all have had some impact on consumer demand patterns and many have also had a significant impact on the supply of goods.

At an individual market level, most lock-downs have required closures in out of home channels, resulting in little out of home consumption of ice cream and food. Initial household stocking of both hygiene and food products has led to increased volume in some markets.

Most major markets, outside China, saw normal sales patterns in January and February with Covid-19 impacting in March. The Chinese market slowed significantly during the lock-down period, which began in January, whilst Europe and North America, saw a positive impact of household stocking in March. The Indian market had slowed even before the strict lock-down began at the end of March. Conditions in Latin America remain challenging, as they were before Covid-19, although we have seen some household stocking at the end of the quarter.

Unilever overall performance: Underlying sales growth was 0.0% with 0.2% from volume and negative 0.2% from price. Developed markets grew 2.8% whilst emerging markets declined 1.8%. China declined as a result of the downturn in food service, out of home ice cream and retail sales during the lock-down. Growth in India was impacted by both the slowing market and the lock-down implemented at the end of March, which stopped production and shipping for a number of days. Latin America grew 4.9% whilst South East Asia was mixed, following the introduction of strict restrictions in the Philippines. North America and Europe benefitted from household stocking, despite a decline in food service and ice cream. E-commerce grew as shoppers moved from offline to online channels.

Turnover increased 0.2%. There was a positive impact of 0.6% from acquisitions net of disposals and a negative impact of 0.4% from currency.

Covid-19 support measures: During the quarter Unilever introduced a wide-ranging set of measures to support global and national efforts to tackle the Covid-19 pandemic. We are contributing €100m through donations of soap, sanitiser, bleach and food as well as leveraging our procurement network to acquire much-needed medical equipment for organisations around the world.

Strict protocols for hygiene and physical distancing have been put in place for Unilever's sourcing units and distribution centres, and all Unilever office-based employees have been working from home. Unilever has also committed to protect its workforce in the short-term from sudden drops in pay, as a result of market disruption or being unable to perform their role.

We are making available €500m of cash flow relief for our most vulnerable small and medium sized suppliers and small-scale retail customers whose business relies on Unilever.

In addition, we are working with the UK's Department for International Development to fund a global programme to urgently tackle the spread of coronavirus. The programme aims to reach up to a billion people worldwide, raising hygiene awareness and changing behaviour.

Recent acquisitions: On 1 April 2020 Hindustan Unilever Limited, Unilever's listed subsidiary in India, successfully completed the merger with GlaxoSmithKline Consumer Healthcare Limited. The transaction is in line with Unilever's strategy to evolve the Foods & Refreshment portfolio into higher growth segments. In early April we also entered into agreements to buy out the minority shareholders of our subsidiary in Malaysia.

Beauty & Personal Care
Beauty & Personal Care underlying sales grew 0.3%, with volume growth of 0.7% and negative pricing of 0.5%. Growth in key categories was driven by both consumption and household stocking.

Skin cleansing saw mid-single digit volume-led growth as we responded to the critical need for hygiene products to prevent the spread of Covid-19. Through our Lifebuoy hygiene brand we continued to raise handwashing awareness, introducing lifebuoy products to 43 new markets, as well as working quickly across brands to expand our range of formats to support the pandemic response. Skin care declined, as travel restrictions impacted the Carver portfolio and India was impacted by lock-down conditions. Vaseline continued to perform well, with mid-single digit growth, and we launched anti-bacterial hand cream in the UK as well as a new Pro Derma Clinical range in China. The Prestige portfolio was impacted by health and beauty channel closures in many markets. Whilst hair grew in the USA, the lock-down impacted the portfolio in China and in India. Deodorants grew mid-single digit, with strong performances from our Rexona Clinical range and Dove deodorants. Oral care grew, with growth from natural toothpastes and bamboo toothbrushes. Negative pricing was primarily driven by India following price reductions in the previous quarter.

Home Care
Home Care underlying sales grew 2.4%, with 2.6% from volume and negative price of 0.2%.

Our home and hygiene brands, including Cif surface cleaners and Domestos bleach, benefitted from increased demand for household cleaning products, with double digit underlying sales growth. In China, we accelerated the launch of the new germ-killing Botanical Hygiene range, addressing demand for natural cleaning supported by advanced and effective technology. Format premiumisation continues to be a driver of volume-led growth in fabric solutions, with liquids and capsules both growing double digits. Clean and green home care brand Seventh Generation also saw double digit growth.

Foods & Refreshment
Foods & Refreshment underlying sales declined 1.7%, with volumes down 1.8% and positive pricing of 0.1%.

The largest volume decline was in ice cream, as the seasonal sell-in for out of home consumption in key markets such as Europe, Turkey and Latin America were heavily impacted by lock-down measures and the reluctance of distributors to commit to buying ice cream stock with an uncertain holiday and tourism season. There was also a sharp decline in food service, as restaurants in China and elsewhere closed due to Covid-19 mitigation measures. This was offset by increased in-home consumption and household stocking in some markets, particularly the USA and Europe, leading to volume-led growth in savoury and dressings. Knorr saw low single digit growth, while Hellmann's grew double digits as our brands helped to feed the many families at home. Tea declined low-single digit, impacted by India and out of home channel closures. The strategic review of our tea business is ongoing.

FIRST QUARTER OPERATIONAL REVIEW: GEOGRAPHICAL AREA

(unaudited)	First Quarter 2020
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Unilever	12.4	0.0	0.2	(0.2)
Asia/AMET/RUB	5.7	(3.7)	(3.4)	(0.3)
The Americas	4.0	4.8	3.9	0.9
Europe	2.7	1.4	3.1	(1.7)

(unaudited)	First Quarter 2020
	Turnover	USG	UVG	UPG
	€bn	%	%	%
Developed markets	5.1	2.8	3.9	(1.1)
Emerging markets	7.3	(1.8)	(2.2)	0.4
North America	2.4	4.8	5.6	(0.7)
Latin America	1.6	4.9	1.7	3.1

Asia/AMET/RUB
Underlying sales declined 3.7% led by volume decline of 3.4% and price decline of 0.3%. China suffered a significant decline as the lock-down measures restricted out of home eating and shopping trips across much of the quarter. Lock-down measures in India commenced from mid-March, followed by a strict national lock-down, severely limiting the flow of goods and leading to a decline in South Asia. Indonesia and Vietnam performed strongly although the Philippines declined across divisions as restrictive social measures were put in place.

The Americas
Underlying sales growth in North America was 4.8% with 5.6% from volume and a decline of 0.7% from price. Our mainstream retail business grew by 7.2%, helped by household stocking in March. Food service, ice cream and our Prestige portfolio are negatively impacted by the social restriction measures.

Latin America grew 4.9% with 3.1% from price and 1.7% from volume. Across the region, there was relatively limited impact in the quarter from Covid-19, with a small positive impact from household stocking in late March and a negative impact from out of home ice cream. Growth in Brazil was helped by continued strength in deodorants and fabric solutions.

Europe
Underlying sales grew 1.4% with volume growth of 3.1% and price down 1.7%. Sales across hygiene products and foods benefited from household stocking, particularly in the UK and Germany. Central and Eastern Europe had a strong quarter led by volume. Italy declined following a prolonged lock-down impacting out of home consumption. Across Europe, ice cream sales declined without the normal retail sell-in ahead of the Easter holiday, which normally marks the beginning of the ice cream season. Many out of home ice cream outlets were closed during March in Europe. Price declined, reflecting a difficult pricing environment.

COMPETITION INVESTIGATIONS

As previously disclosed, along with other consumer products companies and retail customers, Unilever is involved in a number of ongoing investigations and cases by national competition authorities, including those within Italy, Greece and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.

Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever's policy to co-operate fully with competition authorities whenever questions or issues arise. In addition the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

DIVIDENDS

The Boards have determined to pay a quarterly interim dividend for Q1 2020 at the following rates which are equivalent in value between the two companies at the rate of exchange applied under the terms of the Equalisation Agreement:

Per Unilever N.V. ordinary share:                                      € 0.4104
Per Unilever PLC ordinary share:                                      £ 0.3614
Per Unilever N.V. New York share:                                   US$ 0.4445
Per Unilever PLC American Depositary Receipt:             US$ 0.4445

The quarterly interim dividends have been determined in euros and converted into equivalent sterling and US dollar amounts using exchange rates issued by WM/Reuters on 21 April 2020.

US dollar cheques for the quarterly interim dividend will be mailed on 4 June 2020 to holders of record at the close of business on 15 May 2020. In the case of the NV New York shares, Netherlands withholding tax will be deducted.

The quarterly dividend calendar for the remainder of 2020 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q1 2020 Dividend	23 April 2020	14 May 2020	15 May 2020	4 June 2020
Q2 2020 Dividend	23 July 2020	6 August 2020	7 August 2020	9 September 2020
Q3 2020 Dividend	22 October 2020	5 November 2020	6 November 2020	2 December 2020

SEGMENT INFORMATION - DIVISIONS
(unaudited)

First Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2019	5,204	2,691	4,521	12,416
2020	5,298	2,717	4,425	12,440
Change (%)	1.8	1.0	(2.1)	0.2
Impact of:
Acquisitions (%)	1.6	0.3	0.1	0.8
Disposals (%)	-	-	(0.6)	(0.2)
Currency-related items (%), of which:	(0.1)	(1.7)	-	(0.4)
Exchange rates changes (%)	(0.4)	(2.0)	(0.2)	(0.7)
Extreme price growth in hyperinflationary markets* (%)	0.3	0.4	0.2	0.3

Underlying sales growth (%)	0.3	2.4	(1.7)	-
Price* (%)	(0.5)	(0.2)	0.1	(0.2)
Volume (%)	0.7	2.6	(1.8)	0.2

SEGMENT INFORMATION - GEOGRAPHICAL AREA
(unaudited)

First Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2019	5,931	3,872	2,613	12,416
2020	5,744	4,035	2,661	12,440
Change (%)	(3.2)	4.2	1.8	0.2
Impact of:
Acquisitions (%)	-	1.8	0.8	0.8
Disposals (%)	(0.2)	(0.1)	(0.5)	(0.2)
Currency-related items (%), of which:	0.7	(2.3)	0.2	(0.4)
Exchange rates changes (%)	0.6	(3.2)	0.2	(0.7)
Extreme price growth in hyperinflationary markets* (%)	-	0.9	-	0.3

Underlying sales growth (%)	(3.7)	4.8	1.4	-
Price* (%)	(0.3)	0.9	(1.7)	(0.2)
Volume (%)	(3.4)	3.9	3.1	0.2

 * Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

NON-GAAP MEASURES

In our financial reporting we use certain measures that are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, and our ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures. The non-GAAP measures used in this announcement are underlying sales growth, underlying volume growth and underlying price growth (see below).

Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided on page 5.

Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out on page 5.

Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out on page 5.

CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (the 'Group'). They are not historical facts, nor are they guarantees of future performance.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters. A number of these risks have increased as a result of the current COVID-19 pandemic. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2019 and the Unilever Annual Report and Accounts 2019.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK or NL or	+44 78 2527 3767 +44 77 7999 9683 +31 10 217 4844 +31 62 375 8385	lucila.zambrano@unilever.com JSibun@tulchangroup.com els-de.bruin@unilever.com marlous-den.bieman@unilever.com	+44 20 7822 6830	investor.relations@unilever.com

There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results